Exhibit 12.1

CHAPARRAL STEEL COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	Year Ended May 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$406,730	$239,346	$120,210	$(8,997)	$(100,580)
Fixed charges	32,668	32,530	47,871	50,211	51,867
Amortization of capitalized interest	1,703	1,703	1,703	1,703	1,703

Total earnings (loss)	$441,101	$273,579	$169,784	$42,917	$(47,010)

Fixed charges:
Interest expense	$30,481	$30,805	$47,275	$49,597	$51,027
Net amortization of debt discounts, premiums and issuance expense	1,324	1,210	—	—	—
Interest factor included in rents	863	515	596	614	840

Fixed charges	$32,668	$32,530	$47,871	$50,211	$51,867

Ratio of earnings to fixed charges	13.50x	8.41x	3.55x	—	—

Deficiency of earnings to cover fixed charges	$—	$—	$—	$7,294	$98,877